NEWS RELEASE 07-17	April 16, 2007

FRONTEER’S AURORA HIRES JOHN ROBERTS AS VICE PRESIDENT, ENVIRONMENT

Fronteer Development Group Inc. ("Fronteer") (FRG -- TSX/AMEX) is pleased to report that Aurora Energy Resources Inc. ("Aurora") (TSX -- AXU), in which Fronteer holds a 46.92% interest, has announced Mr. John Roberts, M.Eng, P.Eng, is joining Aurora as Vice President, Environment. In his role, John will lead Aurora’s environmental programs and initiatives as well as oversee the regulatory process as Aurora advances its Michelin and Jacques Lake deposits. John, who is from Newfoundland and Labrador, and a graduate of Memorial University, is well known for his contribution to environmental management, sustainable development, public outreach and climate change policies for the resource sector.

“We are delighted that John has agreed to join the Aurora team,” says Oliver Lennox-King, Aurora Chairman. “As our projects evolve and grow, John’s experience in environmental best practices and regulatory matters will be invaluable.”

As Vice President, Environment, John will be responsible for all environmental aspects of the Company’s projects including the environmental assessment (“EA”) process, and management of the permitting process, including communications with Nunatsiavut, federal and provincial regulatory agencies.

“Responsible environmental management is a key priority for Aurora,” says Dr. Mark O’Dea, Aurora’s President and CEO. “John’s leadership will ensure that Aurora’s activities are carried out with due attention to the well-being of local communities and in accordance with the principles of sustainable development and all applicable laws and regulations.”

From 2004 to the present, John has been the Director of Environment and Energy at the Conference Board of Canada, where he was responsible for directing research into public policy as it related to regulatory impact analysis, adaptation to climate change, water governance and infrastructure and an energy framework for Canada.

Following five years in Noranda Inc., where he was responsible for environmental policy related to mining and manufacturing assets, John joined Noranda Forest in 1993 as Vice President, Environment. At Noranda Forest, he undertook corporate policy initiatives, and development of environmental, health and safety management systems that resulted in Nexfor, a successor company to Noranda Forest. Nexfor is considered one of the most environmentally responsible forest companies in Canada.

John has also served on association committees and task forces dealing with climate change, environmental management and public outreach. Internationally he has been an active participant in the World Business Council for Sustainable Development forest issues caucus, and in the International Forestry Round Table. John has also served as Senior Advisor for Canadian Affairs for the International Emissions Trading Association.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries and strategic acquisitions. There are currently nine drill rigs operating in Turkey on three projects and one drill rig operating in Mexico on two gold-silver projects. Fronteer has a strong balance sheet and has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon. Fronteer holds a 47.24% interest in Aurora Energy Resources (AXU-TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations

Jessica Delaney, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com